UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

Danaher Corporation & Subsidiaries Savings Plan

As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedules

As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2009 and assets (held at end of year) as of December 31, 2009, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, VA

June 21, 2010

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$1,406,838,132	$1,131,751,420
Participant loans	28,824,649	27,190,974

Total investments	1,435,662,781	1,158,942,394

Receivables:
Participant contributions	1,017,198	784,765
Employer contributions	3,195,050	3,316,584

Total receivables	4,212,248	4,101,349

Total assets	1,439,875,029	1,163,043,743

Liabilities
Administrative expenses payable	27,643	6,827

Total liabilities	27,643	6,827

Net assets available for benefits at fair value	1,439,847,386	1,163,036,916
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,501,563	8,127,383

Net assets available for benefits	$1,442,348,949	$1,171,164,299

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Contributions:
Participant	$75,081,875
Rollovers	7,999,555
Employer	58,443,224

Total contributions	141,524,654

Interest and dividend income	22,796,866
Net realized and unrealized appreciation in fair value of investments	241,384,553

Total additions	405,706,073

Deductions
Benefit payments	137,146,360
Administrative expenses	335,423

Total deductions	137,481,783

Net increase prior to plan transfers	268,224,290
Net transfers into plan	2,960,360

Increase in assets available for benefits	271,184,650

Net assets available for benefits:
Beginning of year	1,171,164,299

End of year	$1,442,348,949

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) was established for certain employees, effective November 30, 2002. Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On July 1, 2009, the Thrift Plan of Jeneric/Pentron, Incorporated merged into the Plan.

On January 2, 2008, the Comark Instruments, Inc. Savings and Profit Sharing Plan and the Vision BioSystems, Inc. 401(k) Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above-mentioned companies.

Effective January 1, 2009, the Plan was amended to provide for a discretionary matching contribution in an amount determined by the Plan Administer in lieu of a fixed Company matching contribution.

Effective January 5, 2010, the Tektronix 401(k) Plan merged into the Plan. As a result of this merger, approximately $646 million in assets will be transferred into the Plan.

Contributions

Eligible employees may contribute a portion of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

The Company’s matching and unilateral contributions are determined at the discretion of the Plan Administrator. The matching contribution can range from 0% to 50% of the first 6% of compensation contributed by the employee, and the unilateral contribution can range from 0% to 3% of compensation. For the year ended December 31, 2009, the Company’s matching contribution was equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution was 3% of compensation. The Plan also has provisions for an employer discretionary contribution that equals a percentage of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year. For the Plan year ended December 31, 2009, the discretionary contribution percentage was set at 2%. This contribution is calculated and deposited into eligible employee accounts subsequent to the Plan year-end. Employees become fully vested with respect to the employer contributions upon completion of three years of service.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70 1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching, unilateral and discretionary contributions; an allocation of Plan earnings or losses; and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $1,702,528 and $1,198,734, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

The Plan invests in the Fidelity Managed Income Portfolio II (Fidelity MIP II), which consists primarily of fully benefit-responsive investment contracts. As required by the accounting standards related to defined contribution plans, the statements of net assets available for benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest is based on information reported by Fidelity at year-end. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2009	2008
Danaher Corporation Stock Fund	$237,033,353	$185,877,329
Fidelity Diversified International Fund – Class K	80,727,884	62,197,609
Fidelity Equity-Income Fund – Class K	79,457,089	62,642,051
Fidelity Magellan Fund – Class K	135,051,917	97,938,293
Fidelity MIP II – Class 3 (at contract value)	201,605,840	208,406,068
Fidelity Retirement Money Market Portfolio	112,056,396	123,605,646
PIMCO Total Return Fund Institutional Class	117,295,669	88,730,515

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $241,384,553 as follows:

Year Ended December 31, 2009
Danaher Corporation Stock Fund	$59,956,209
American Beacon Small Cap Value Institutional Class	7,127,573
American Funds Growth Fund of America Class R5	10,841,594
American Funds Growth Fund of America Class R6	301,356
Dodge & Cox International Stock Fund	637,927
Fidelity Diversified International Fund	(4,072,197)
Fidelity Diversified International Fund – Class K	22,501,980
Fidelity Equity-Income Fund	(3,985,288)
Fidelity Equity-Income Fund – Class K	20,567,117
Fidelity Freedom 2010 Fund	5,727,505
Fidelity Freedom 2015 Fund	330,469
Fidelity Freedom 2020 Fund	11,713,705
Fidelity Freedom 2025 Fund	647,153
Fidelity Freedom 2030 Fund	7,625,189
Fidelity Freedom 2035 Fund	268,567
Fidelity Freedom 2040 Fund	3,700,573
Fidelity Freedom Income Fund	677,707
Fidelity Low-Priced Stock Fund	(663,811)
Fidelity Low-Priced Stock Fund – Class K	17,622,313
Fidelity Magellan Fund	(809,827)
Fidelity Magellan Fund – Class K	39,439,451
Franklin Small Mid-Cap Growth Fund Advisor Class	12,677,021
Legg Mason Capital Management Value Trust Inc. Class I	1,984,974
PIMCO Total Return Fund Institutional Class	6,049,281
Spartan 500 Index Advantage	9,198,306
Spartan 500 Index Investor Class	(1,132,863)
Templeton World Fund – Class A	(1,785,068)
Templeton World Fund Advisor Class	13,734,711
Other mutual funds	502,926

$241,384,553

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy included in the accounting standards are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money market funds: Valued at quoted prices in an active market, which represent the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the Plan at year-end.

Danaher Corporation Stock Fund: Valued based on the NAV of shares held by the Plan at year-end, which is determined based on the quoted market price of the Company’s common stock and the cost of short-term money market investments.

Common/collective trusts: Comprised of fully benefit-responsive investment contracts (see Note 2) valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market.

Participant loans: Valued at amortized cost.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

December 31, 2009	Level 1	Level 2	Level 3	Total
Money market trust	$112,056,396	$—	$—	$112,056,396
Mutual funds	858,644,106	—	—	858,644,106
Danaher Corporation Stock Fund	237,033,353	—	—	237,033,353
Common/collective trust	—	199,104,277	—	199,104,277
Participant loans	—	—	28,824,649	28,824,649

Total investments at fair value	$1,207,733,855	$199,104,277	$28,824,649	$1,435,662,781

December 31, 2008	Level 1	Level 2	Level 3	Total
Money market trust	$123,605,646	$—	$—	$123,605,646
Mutual funds	621,989,760	—	—	621,989,760
Danaher Corporation Stock Fund	185,877,329	—	—	185,877,329
Common/collective trust	—	200,278,685	—	200,278,685
Participant loans	—	—	27,190,974	27,190,974

Total investments at fair value	$931,472,735	$200,278,685	$27,190,974	$1,158,942,394

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$27,190,974
Purchases, sales, issuances, and settlements (net)	1,633,675

Balance, end of year	$28,824,649

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

6. Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2009 and 2008, the Plan invested in 3,122,514 and 3,256,213 shares, respectively, of Danaher Corporation common

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

6. Party-in-Interest Transactions (continued)

stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2009, the Plan received $385,676 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

7. Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$1,442,348,949	$1,171,164,299
Loans with no post-default payment activity that are deemed distributions	(594,176)	(611,155)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,501,563)	(8,127,383)

Net assets available for benefits per the Form 5500	$1,439,253,210	$1,162,425,761

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$137,146,360
Loan defaults previously deemed distributed that reached a distributable event	(108,037)
Corrective distributions	(94,980)

Benefits paid to participants per the Form 5500	$136,943,343

Supplemental Schedules

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4a –

Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002 – 51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$30,577.00	$—	$30,577.00	$—	$—

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Fidelity Retirement Money Market Portfolio	Money market	**	$112,056,396

*Fidelity MIP II – Class 3 (at FMV)	Common/collective trust	**	199,104,277

*Danaher Corporation Stock Fund	Unitized stock fund	**	237,033,353

American Beacon Small Cap Value Fund Institutional Class	Mutual fund	**	27,827,241
American Funds Growth Fund of America Class R6	Mutual fund	**	45,816,552
Dodge & Cox International Stock Fund	Mutual fund	**	5,890,975
*Fidelity Diversified International Fund – Class K	Mutual fund	**	80,727,884
*Fidelity Equity-Income Fund – Class K	Mutual fund	**	79,457,089
*Fidelity Freedom K 2005 Fund	Mutual fund	**	178,975
*Fidelity Freedom K 2010 Fund	Mutual fund	**	29,752,394
*Fidelity Freedom K 2015 Fund	Mutual fund	**	2,887,733
*Fidelity Freedom K 2020 Fund	Mutual fund	**	57,424,142
*Fidelity Freedom K 2025 Fund	Mutual fund	**	3,873,599
*Fidelity Freedom K 2030 Fund	Mutual fund	**	36,615,088
*Fidelity Freedom K 2035 Fund	Mutual fund	**	1,540,544
*Fidelity Freedom K 2040 Fund	Mutual fund	**	17,526,157
*Fidelity Freedom K 2045 Fund	Mutual fund	**	604,083
*Fidelity Freedom K 2050 Fund	Mutual fund	**	342,897
*Fidelity Freedom K Income Fund	Mutual fund	**	6,529,747
*Fidelity Low-Priced Stock Fund – Class K	Mutual fund	**	63,531,671
*Fidelity Magellan Fund – Class K	Mutual fund	**	135,051,917
*Fidelity Small Mid-Cap Growth Fund Advisor Cl	Mutual fund	**	43,238,832
Legg Mason Capital Mgmt Value Trust, Inc. Class I	Mutual fund	**	7,685,850
PIMCO Total Return Institutional Class	Mutual fund	**	117,295,669
*Spartan 500 Index – Advantage Class	Mutual fund	**	42,342,359
Templeton World Fund Advisor Class	Mutual fund	**	52,502,708
*Participant loans	Interest rates range from 4.25% to 11.5% with maturity at various dates	**	28,230,473

Total investments			$1,435,068,605

*	Indicates a party-in-interest to the Plan.
**	Historical cost is not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Date: June 21, 2010	By:	/S/ R. L. KING
R. L. King
Vice President — Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm